Exhibit 99.1

Burning Rock Reports Fourth Quarter and Full Year 2021 Financial Results

GUANGZHOU, China, March 22, 2022 —Burning Rock Biotech Limited (NASDAQ: BNR, the “Company” or “Burning Rock”), a company focused on the application of next generation sequencing (NGS) technology in the field of precision oncology, today reported financial results for the three months and the year ended December 31, 2021.

2021 Business Overview and Recent Updates

•	Therapy Selection

•

Achieved 38% overall testing volume growth year-on-year during 2021 full-year, with accelerated transition towards the in-hospital segment, our strategic focus. 2021 fourth quarter testing volume growth accelerated to 33% year-on-year, from 14% year-on-year in the third quarter of 2021.

•	Obtained the National Medical Products Administration (NMPA) approval for our second NGS-based companion diagnostics (CDx) kit and software.

•	Minimal Residual Disease (MRD)

•	Completed product development, based on a personalized approach.

•	Clinical datasets (non-small cell lung cancer and colorectal cancer post-operative prognosis) reading out at American Association for Cancer Research (AACR) Annual Meeting 2022.

•	Commercially launched in March 2022.

•	Pharma Services

•	Fast build-up of project backlog. The total value of new contracts we entered into during 2021 amounted to RMB183 million, approximately 5.7 times of the new contract value signed in 2020.

•

Notable new projects entered during the fourth quarter of 2021 include a CDx development collaboration with Merck for the MET inhibitor tepotinib for the mainland China market, based on our liquid biopsy OncoCompass™ Target panel.

•	Early Detection

•	9-cancer test development on track: first clinical study (the PROMISE study, NCT04972201, with c. 2,000 patients) completed enrollment and is expected to read out in 2022.

Fourth Quarter 2021 Financial Results

Revenues were RMB147.3 million (US$23.1 million) for the three months ended December 31, 2021, representing a 11.9% increase from RMB131.7 million for the same period in 2020, or a 16.4% sequential increase from RMB126.6 million for the three months ended September 30, 2021.

•

Revenue generated from central laboratory business was RMB86.0 million (US$13.5 million) for the three months ended December 31, 2021, representing a 0.8% decrease from RMB86.7 million for the same period in 2020, narrowing from a year-on-year decrease of 12.3% during the third quarter of 2021.

•

Revenue generated from in-hospital business was RMB51.9 million (US$8.1 million) for the three months ended December 31, 2021, representing a 25.2% increase from RMB41.5 million for the same period in 2020, driven by in-hospital testing volume growth. Both volume and revenue metrics reached a new quarterly high.

•

Revenue generated from pharma research and development services was RMB9.5 million (US$1.5 million) for the three months ended December 31, 2021, representing a 165.1% increase from RMB3.6 million for the same period in 2020, primarily attributable to increased testing performed for our pharma customers and growth in companion diagnostics development services.

Cost of revenues was RMB42.0 million (US$6.6 million) for the three months ended December 31, 2021, representing a 28.9% increase from RMB32.6 million for the same period in 2020, which was broadly in line with the Company’s continued business growth.

Gross profit was RMB105.4 million (US$16.5 million) for the three months ended December 31, 2021. Gross margin was 71.5% for the three months ended December 31, 2021, compared to 75.3% for the same period in 2020. By channel, gross margin of central laboratory business was 76.7% during the fourth quarter of 2021, compared to 76.8% during the same period in 2020; gross margin of in-hospital business was 65.9% during the fourth quarter of 2021, compared to 72.9% during the same period in 2020.

Operating expenses were RMB357.5 million (US$56.1 million) for the three months ended December 31, 2021, representing a 40.5% increase from RMB254.5 million for the same period in 2020. The increase was primarily driven by headcount growth to support our business expansion.

•

Research and development expenses were RMB112.7 million (US$17.7 million) for the three months ended December 31, 2021, representing a 35.1% increase from RMB83.4 million for the same period in 2020, primarily due to (i) an increase in expenditure for early cancer detection related research, and (ii) an increase in research and development personnel’s staff cost.

•

Selling and marketing expenses were RMB103.2 million (US$16.2 million) for the three months ended December 31, 2021, representing an 82.3% increase from RMB56.6 million for the same period in 2020, primarily due to an increase in staff cost resulted from an increase in headcount to strengthen our commercial presence in the therapy selection business and build-up our early detection commercialization team.

•

General and administrative expenses were RMB141.6 million (US$22.2 million) for the three months ended December 31, 2021, representing a 23.6% increase from RMB114.5 million for the same period in 2020, primarily due to an increase in general and administrative personnel’s staff cost resulted from an increase in headcount and an increase in share-based compensation expenses.

Net loss was RMB251.1 million (US$39.4 million) for the three months ended December 31, 2021, compared to RMB156.5 million for the same period in 2020.

Cash, cash equivalents, restricted cash and short-term investments were RMB1,502.9 million (US$235.8 million) as of December 31, 2021.

Full Year 2021 Financial Results

Revenues were RMB507.9 million (US$79.7 million) for 2021, representing an 18.1% increase from RMB429.9 million for 2020.

•	Revenue generated from central laboratory business was RMB319.4 million (US$50.1 million) for 2021, representing a 7.4% increase from RMB297.3 million for 2020.

•

Revenue generated from in-hospital business was RMB165.1 million (US$25.9 million) for 2021, representing a 40.1% increase from RMB117.9 million for 2020. Number of contracted partner hospitals in the in-hospital channel increased to 41 as of December 31, 2021 from 29 as of December 31, 2020.

•

Revenue generated from pharma research and development services was RMB23.4 million (US$3.7 million) for 2021, representing a 59.3% increase from RMB14.7 million for 2020, primarily attributable to increased testing performed for our pharma customers and growth in companion diagnostics development services.

Cost of revenues was RMB143.7 million (US$22.6 million) for 2021, representing a 23.9% increase from RMB116.0 million for 2020, which was in line with the Company’s continued business growth.

Gross profit was RMB364.1 million (US$57.1 million) for 2021, representing a 16.0% increase from RMB313.9 million for 2020. Gross margin was 71.7% for 2021, compared to 73.0% for 2020.

Operating expenses were RMB1,161.2 million (US$182.2 million) for 2021, representing a 59.9% increase from RMB726.3 million for 2020.

•

Research and development expenses were RMB367.9 million (US$57.7 million) for 2021, representing a 39.4% increase from RMB263.9 million for 2020, primarily due to (i) an increase in expenditure for early cancer detection related research, and (ii) an increase in staff cost of research and development personnel.

•

Selling and marketing expenses were RMB303.1 million (US$47.6 million) for 2021, representing a 79.8% increase from RMB168.6 million for 2020, primarily due to an increase in staff cost of selling and marketing personnel.

•

General and administrative expenses were RMB490.3 million (US$76.9 million) for 2021, representing a 66.9% increase from RMB293.8 million for 2020, primarily due to (i) an increase in share-based compensation expenses for options granted to general and administrative personnel, and (ii) an increase in staff cost of general and administrative personnel.

Net loss was RMB796.7 million (US$125.0 million) for 2021, compared to RMB 407.2 million for 2020.

2022 Financial Guidance

We currently expect our full year 2022 revenues to be approximately RMB620 million (US$97.3 million), implying a 22% growth over full year 2021.

Conference Call Information

Burning Rock will host a conference call to discuss the fourth quarter 2021 financial results at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Hong Kong time) on March 22, 2022.

Details of the conference call are as follows:

International:	+65 67135590
U.S.:	+1 3322089468
U.K.:	+44 2036928125
Hong Kong:	+852 30186771
China Mobile:	4008205286
China Landline:	8008208659
Conference ID:	8596728

A replay of the conference call will be available for one week (dial-in number: +61 2 9003 4211); same conference ID as shown above).

About Burning Rock

Burning Rock Biotech Limited (NASDAQ: BNR), whose mission is to guard life via science, focuses on the application of next generation sequencing (NGS) technology in the field of precision oncology. Its business consists of i) NGS-based therapy selection testing for late-stage cancer patients, and ii) cancer early detection, which has moved beyond proof-of-concept R&D into the clinical validation stage.

For more information about Burning Rock, please visit: ir.brbiotech.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Burning Rock may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Burning Rock’s beliefs and expectations, are forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Burning Rock’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. All information provided in this press release is as of the date of this press release, and Burning Rock does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact: IR@brbiotech.com

Selected Operating Data

	For the three months ended
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021
Central Laboratory Channel:
Number of patients tested	4,680	7,252	8,644	7,989	7,716	8,155	7,808	8,235
Number of ordering physicians(1)	810	1,175	1,194	1,114	1,082	1,013	920	917
Number of ordering hospitals(2)	232	284	289	294	303	300	287	306

(1)	Represents physicians who on average order at least one test from us every month during a relevant period in the central laboratory channel.
(2)	Represents hospitals whose residing physicians who on average order at least one test from us every month during a relevant period in the central laboratory channel.

	For the three months ended
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021
In-hospital Channel:
Pipeline partner hospitals(1)	23	23	22	23	22	22	24	23
Contracted partner hospitals(2)	21	24	25	29	32	34	34	41
Total number of partner hospitals	44	47	47	52	54	56	58	64

(1)	Refers to hospitals that are in the process of establishing in-hospital laboratories, laboratory equipment procurement or installation, staff training or pilot testing using the Company’s products.
(2)

Refers to hospitals that have entered into contracts to purchase the Company’s products for use on a recurring basis in their respective in-hospital laboratories the Company helped them establish. Kit revenue is generated from contracted hospitals.

Selected Financial Data

	For the three months ended
Revenues	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021
	(RMB in thousands)
Central laboratory channel	46,141	74,607	89,899	86,695	74,561	79,999	78,817	85,976
In-hospital channel	17,123	27,588	31,704	41,457	28,994	40,502	43,714	51,906
Pharma research and development channel	4,065	4,776	2,278	3,570	3,068	6,778	4,084	9,463
Total revenues	67,329	106,971	123,881	131,722	106,623	127,279	126,615	147,345

	For the three months ended
Gross profit	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021
	(RMB in thousands)
Central laboratory channel	32,434	56,556	67,804	66,588	55,212	58,681	58,387	65,985
In-hospital channel	10,126	19,269	22,410	30,218	20,070	29,426	31,111	34,194
Pharma research and development channel	2,224	2,573	1,373	2,347	1,658	2,124	2,098	5,200
Total gross profit	44,784	78,398	91,587	99,153	76,940	90,231	91,596	105,379

	For the three months ended
Share-based compensation	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021
	(RMB in thousands)
Cost of revenues	176	183	160	277	339	406	267	492
Research and development expenses	2,072	25,314	10,572	11,843	22,404	20,825	(9,559)	(4,033)
Selling and marketing expenses	253	491	341	2,372	2,633	2,809	2,044	2,126
General and administrative expenses	1,665	1,639	57,805	58,057	59,382	59,369	60,803	62,126
Total share-based compensation expenses	4,166	27,627	68,878	72,549	84,758	83,409	53,555	60,711

Burning Rock Biotech Limited

Unaudited Condensed Statements of Comprehensive Loss

(in thousands, except for number of shares and per share data)

	For the three months ended
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	December 31, 2021
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
Revenues	67,329	106,971	123,881	131,722	106,623	127,279	126,615	147,345	23,122

Cost of revenues	(22,545)	(28,573)	(32,294)	(32,569)	(29,683)	(37,048)	(35,019)	(41,966)	(6,585)

Gross profit	44,784	78,398	91,587	99,153	76,940	90,231	91,596	105,379	16,537

Operating expenses:
Research and development expenses	(40,016)	(71,176)	(69,330)	(83,418)	(77,414)	(108,071)	(69,649)	(112,724)	(17,689)
Selling and marketing expenses	(29,815)	(37,992)	(44,174)	(56,606)	(55,130)	(68,058)	(76,687)	(103,221)	(16,198)
General and administrative expenses	(34,295)	(42,272)	(102,731)	(114,502)	(116,259)	(116,130)	(116,304)	(141,563)	(22,214)

Total operating expenses	(104,126)	(151,440)	(216,235)	(254,526)	(248,803)	(292,259)	(262,640)	(357,508)	(56,101)

Loss from operations	(59,342)	(73,042)	(124,648)	(155,373)	(171,863)	(202,028)	(171,044)	(252,129)	(39,564)

Interest income	3,985	44	698	1,341	787	681	958	1,031	162
Interest expense	(1,178)	1,939	(776)	(652)	(510)	(565)	(367)	(94)	(15)
Other (expense) income, net	(151)	122	(176)	(682)	118	433	20	(372)	(58)
Foreign exchange gain (loss), net	611	(118)	(2,228)	(1,112)	57	(560)	380	(731)	(115)
Change in fair value of warrant liability	3,503	—	—	—	—	—	—	—	—

Loss before income tax	(52,572)	(71,055)	(127,130)	(156,478)	(171,411)	(202,039)	(170,053)	(252,295)	(39,590)

Income tax (expenses) benefit	—	—	—	—	—	(1,626)	(424)	1,151	181

Net loss	(52,572)	(71,055)	(127,130)	(156,478)	(171,411)	(203,665)	(170,477)	(251,144)	(39,409)

Net loss attributable to Burning Rock Biotech Limited’s shareholders	(52,572)	(71,055)	(127,130)	(156,478)	(171,411)	(203,665)	(170,477)	(251,144)	(39,409)
Accretion of convertible preferred shares	(26,288)	(38,400)	—	—	—	—	—	—	—

Net loss attributable to ordinary shareholders	(78,860)	(109,455)	(127,130)	(156,478)	(171,411)	(203,665)	(170,477)	(251,144)	(39,409)
Loss per share:
Ordinary shares - basic and diluted	(3.15)	—	—	—	—	—	—	—	—
Class A ordinary shares - basic and diluted	—	(2.68)	(1.22)	(1.51)	(1.65)	(1.96)	(1.64)	(2.40)	(0.38)
Class B ordinary shares - basic and diluted	—	(2.68)	(1.22)	(1.51)	(1.65)	(1.96)	(1.64)	(2.40)	(0.38)
Weighted average shares outstanding used in loss per share computation:
Ordinary shares - basic and diluted	25,031,575	—	—	—	—	—	—	—	—
Class A ordinary shares - basic and diluted	—	23,461,319	86,479,686	86,511,799	86,721,263	86,764,260	86,908,975	87,128,297	87,128,297
Class B ordinary shares - basic and diluted	—	17,324,848	17,324,848	17,324,848	17,324,848	17,324,848	17,324,848	17,324,848	17,324,848
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments	11,422	(2,336)	(91,093)	(94,881)	14,080	(34,980)	6,146	(24,726)	(3,880)
Total comprehensive loss	(41,150)	(73,391)	(218,223)	(251,359)	(157,331)	(238,645)	(164,331)	(275,870)	(43,289)
Total comprehensive loss attributable to Burning Rock Biotech Limited’s shareholders	(41,150)	(73,391)	(218,223)	(251,359)	(157,331)	(238,645)	(164,331)	(275,870)	(43,289)

Burning Rock Biotech Limited

Unaudited Condensed Statements of Comprehensive Loss

(in thousands, except for share and per share data)

	For the year ended
	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	USD
Revenues	429,903	507,862	79,694
Cost of revenues	(115,981)	(143,716)	(22,553)
Gross profit	313,922	364,146	57,141
Operating expenses:
Research and development expenses	(263,940)	(367,858)	(57,725)
Selling and marketing expenses	(168,587)	(303,096)	(47,562)
General and administrative expenses	(293,800)	(490,256)	(76,932)
Total operating expenses	(726,327)	(1,161,210)	(182,219)
Loss from operations	(412,405)	(797,064)	(125,078)
Interest income	6,068	3,457	542
Interest expense	(667)	(1,536)	(241)
Other (expense) income, net	(887)	199	31
Foreign exchange loss, net	(2,847)	(854)	(134)
Change in fair value of warrant liability	3,503	—	—
Loss before income tax	(407,235)	(795,798)	(124,880)
Income tax expenses	—	(899)	(141)
Net loss	(407,235)	(796,697)	(125,021)
Net loss attributable to Burning Rock Biotech Limited’s shareholders	(407,235)	(796,697)	(125,021)
Accretion of convertible preferred shares	(64,688)	—	—
Net loss attributable to ordinary shareholders	(471,923)	(796,697)	(125,021)
Loss per share:
Class A ordinary shares - basic and diluted	(6.88)	(7.65)	(1.20)
Class B ordinary shares - basic and diluted	(6.88)	(7.65)	(1.20)
Weighted average shares outstanding used in loss per share computation:
Class A ordinary shares - basic and diluted	51,309,631	86,883,011	86,883,011
Class B ordinary shares - basic and diluted	17,324,848	17,324,848	17,324,848
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	(176,888)	(39,480)	(6,195)
Total comprehensive loss	(584,123)	(836,177)	(131,216)
Total comprehensive loss attributable to Burning Rock Biotech Limited’s shareholders	(584,123)	(836,177)	(131,216)

Burning Rock Biotech Limited

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,895,308	1,431,317	224,605
Restricted cash	29,898	7,795	1,223
Short-term investments	362,132	63,757	10,005
Accounts receivable, net	88,218	92,197	14,468
Contract assets, net	22,534	42,391	6,652
Amounts due from related parties	212	—	—
Inventories	68,021	123,210	19,335
Prepayments and other current assets, net	57,329	60,279	9,460

Total current assets	2,523,652	1,820,946	285,748

Non-current assets:
Equity method investment	1,417	910	143
Property and equipment, net	111,481	325,438	51,068
Operating right-of-use assets	—	81,007	12,712
Intangible assets, net	3,457	5,150	808
Other non-current assets	23,021	45,136	7,083

Total non-current assets	139,376	457,641	71,814

TOTAL ASSETS	2,663,028	2,278,587	357,562

Burning Rock Biotech Limited

Unaudited Condensed Consolidated Balance Sheets (Continued)

(in thousands)

	As of
	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	35,482	63,080	9,899
Deferred revenue	74,402	142,871	22,420
Capital lease obligations, current	4,816	—	—
Accrued liabilities and other current liabilities	83,648	127,892	20,070
Customer deposits	1,120	972	153
Short-term borrowings	7,370	2,370	372
Current portion of long-term borrowings	34,695	—	—
Current portion of operating lease liabilities	—	34,999	5,492

Total current liabilities	241,533	372,184	58,406

Non-current liabilities:
Deferred government grants	263	—	—
Non-current portion of operating lease liabilities	—	49,316	7,739
Other non-current liabilities	228	11,776	1,848

Total non-current liabilities	491	61,092	9,587

TOTAL LIABILITIES	242,024	433,276	67,993

Shareholders’ equity:
Class A ordinary shares	116	116	18
Class B ordinary shares	21	21	3
Additional paid-in capital	4,006,616	4,280,956	671,775
Accumulated deficits	(1,418,160)	(2,228,713)	(349,733)
Accumulated other comprehensive loss	(167,589)	(207,069)	(32,494)

Total shareholders’ equity	2,421,004	1,845,311	289,569

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,663,028	2,278,587	357,562

Burning Rock Biotech Limited

Unaudited Condensed Statements of Cash Flows

(in thousands)

	For the three months ended
	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	US$
Net cash used in operating activities	(90,659)	(112,349)	(17,628)
Net cash used in investing activities	(36,428)	(66,970)	(10,508)
Net cash generated from (used in) financing activities	68,477	(6,781)	(1,065)
Effect of exchange rate on cash, cash equivalents and restricted cash	(78,013)	(24,498)	(3,844)
Net decrease cash, cash equivalents and restricted cash	(136,623)	(210,598)	(33,045)
Cash, cash equivalents and restricted cash at the beginning of period	2,061,829	1,649,710	258,873
Cash, cash equivalents and restricted cash at the end of period	1,925,206	1,439,112	225,828

	For the year ended
	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	US$
Net cash used in operating activities	(73,543)	(477,886)	(74,993)
Net cash generated from (used in) investing activities	(109,312)	81,697	12,823
Net cash generated from (used in) financing activities	2,165,719	(52,899)	(8,301)
Effect of exchange rate on cash, cash equivalents and restricted cash	(155,902)	(37,006)	(5,808)
Net increase (decrease) cash, cash equivalents and restricted cash	1,826,962	(486,094)	(76,279)
Cash, cash equivalents and restricted cash at the beginning of period	98,244	1,925,206	302,107
Cash, cash equivalents and restricted cash at the end of period	1,925,206	1,439,112	225,828